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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 13G

               Under the Securities Exchange Act of 1934

                            Brascan Corporation
--------------------------------------------------------------------------------
                             (Name of Issuer)

                  Class A Limited Voting Shares, No Par Value
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                10549 P 60 6
                     ----------------------------------
                              (CUSIP Number)

                            September 5, 2001
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     /x/ Rule 13d-1(c)

     / / Rule 13d-1(d)

____________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

Sec 1745 (6/01)

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CUSIP No. 10549 P 60 6                  13G                   PAGE 2 OF 4 PAGES

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     BNN Investments Ltd.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /

            Not applicable
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

            Ontario, Canada
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       9,612,200
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       0
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    9,612,200
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

         9,612,200
-------------------------------------------------------------------------------
(10) Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

         5.6%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)

         CO
-------------------------------------------------------------------------------

                                       2

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ITEM 1.

    (a)   NAME OF ISSUER

          The name of the issuer is Brascan Corporation (the "Company").

    (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

          The principal executive offices of the Company are located at 181 Bay Street, Suite 4400,
          Toronto, Ontario
          M5J 2T3

ITEM 2.

    (a)   NAME OF PERSON FILING

          This statement is being filed by BNN Investments Ltd. ("BNN Investments").

    (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

          The address of the principal business office of the reporting person is
          181 Bay Street, Suite 4440,
          Toronto, Ontario
          M5J 2T3

    (c)   CITIZENSHIP

          Province of Ontario, Canada.

    (d)   TITLE OF CLASS OF SECURITIES

          The securities to which this statement relates are Class A Limited Voting Shares, no par value (the "Class A Shares"), of the Company.

    (e)   CUSIP NUMBER

          The CUSIP number of the Class A Shares is 10549 P 60 6.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         Not applicable.

ITEM 4.  OWNERSHIP

    (a) As of September 5, 2001 BNN Investments beneficially owned 9,612,200 Class A Shares, all of which Class A Shares are directly owned by BNN Split Corp., a wholly owned subsidiary of BNN Investments.

    (b) The shares owned beneficially by BNN Investments represented approximately 5.6% of the issued and outstanding Class A Shares as of September 5, 2001.

    (c) As of September 5, 2001, BNN Investments had the sole power to vote or to direct the voting of the Class A Shares and had the sole power to dispose of or to direct the disposition of the Class A Shares.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

                                       3

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ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         See Exhibit I.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

As of November 22, 2001                BNN INVESTMENTS LTD.


                                       By: /s/ Brian D. Lawson
                                           -----------------------------------
                                           Name:  Brian D. Lawson
                                           Title: President


                                       4